American Bonanza Gold Corp.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2012
(Expressed in Canadian dollars, unless otherwise noted)

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the annual consolidated financial statements of American Bonanza Gold Corp. (“the Corporation”) for the year ended December 31, 2011 and unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2012 and 2011 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS” as issued by the International Accounting Standards Board (“IASB”)). Previously, the Corporation prepared its annual consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The Corporation’s 2010 comparatives in this MD&A have been restated and presented in accordance with IFRS. This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in Canadian dollars unless otherwise noted.

Additional information about the Corporation and its business and operations can be found in its continuous disclosure documents. These documents, including the annual consolidated financial statements and the Corporation’s annual information form, are filed with Canadian securities regulatory authorities and are available under the Corporation’s profile at www.sedar.com.

This MD&A has been prepared as of November 13, 2012.

OVERVIEW

American Bonanza Gold Corp. was incorporated in British Columbia on December 10, 2004. The Corporation is a development stage company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States with its primary focus on the development of its wholly owned Copperstone gold mine “Copperstone”, located in La Paz County, Arizona which is currently in the commissioning stage.

The Corporation is a publicly listed company on the Toronto Stock Exchange under the trading symbol “BZA”. The Corporation is also listed on the OTCQX under the trading symbol “ABGFF” and the Frankfurt Stock Exchange under the trading symbol “AB2”.

OUTLOOK

The Corporation’s current objective is the development and operation of the Copperstone project. The Corporation is currently in the commissioning stage of its project and looks to reach commercial production by early 2013.

Management will continue to evaluate the Corporation’s cash position to ensure sufficient funding is available to finance the ramp-up of underground mine operations until the start of commercial operations in early 2013.

CORPORATE ACTIVITY

On February 14, 2012, the Corporation entered into a secured gold prepayment facility (the “Facility”) with Resource Income Fund (”RIF”) with Auramet Trading LLC (“Auramet”) acting as the agent. Pursuant to the Facility, RIF advanced to the Corporation $6,000,000 USD ($5,665,000 United States dollars (“USD”)) net of financing fees. The Facility is a forward contract structured to deliver 3,936 ounces of gold over a 32 week term in the amount of 123 ounces per week starting on May 7, 2012 and ending on December 10, 2012. The 3,936 ounces of gold that have been committed under this gold facility represent approximately 1.5% of the proven mineral reserves at the Copperstone gold mine. As of September 30, 2012, 2,583 ounces have been repaid.

In connection with the Facility, the Corporation granted to Auramet, on behalf of RIF, 4,000 ounces of gold call options, which will expire in one year from the commencement of the Facility at a strike price of US$2,025 per ounce. The Facility also required that the Corporation provide put options to Auramet at a cost of $120,000. The costs of these put options were considered financing costs as there is no requirement for the Corporation to provide the ounces for the put options.

An upfront fee of 3% was paid to RIF upon closing of the Facility and an additional $35,000 was paid in legal fees relating to the transaction.

The Corporation entered into a second priority secured gold prepayment facility (the “Secondary Facility”) on June 14, 2012 with two lenders, whereby the Corporation has agreed to deliver 3,215 ounces of gold for delivery on June 1, 2015, for gross proceeds of US$4,501,000. Cash financing fees of $26,078 were incurred related to the Secondary Facility.

On September 14, 2012, the Corporation amended the Secondary Facility with the lenders and included a third party. The Corporation was advanced an additional US$1,500,000 by the additional party. The amended facility has been restructured to be repaid commencing March 14, 2013 in eight equal principal monthly installments completing on October 14, 2013, through the delivery of 5,001 gold ounces or equivalent cash. In connection with the additional advance and the restructuring of the facility, the Corporation issued one common share purchase warrant for each US$1.00 principal amount of the facility for a total of 6,001,000 warrants issued. Each warrant entitles the holder to purchase one common share of the Corporation at a price of $0.50 per share, exercisable for the period of two year from closing.

The original two lenders were paid a 6.5% finder’s fee on the $1,500,000 for a total of $97,500. Additional cash financing fees of $9,416 were also incurred.

The gold that has been committed under the Secondary Facility represents approximately 1.6% of the measured and indicated mineral resources at the Copperstone gold mine.

The Secondary Facility is subject to optional early repayment by the Corporation after three months have passed with a prepayment equal to the gross proceeds plus the outstanding interest which would become due through October 14, 2013, less interest previously paid. The Corporation will pay an interest rate of 12% per annum, commencing November 1, 2012.

On September 14, 2012, the Corporation completed a non-brokered private placement (the "Offering") to continue ramping up production at the Copperstone gold mine and for general working capital. In connection with the Offering, the Corporation has issued 25,000,000 units (the "Units") at a price of $0.20 per Unit for gross proceeds of $5,000,000. Each Unit is comprised of one common share (a "Share") and one common share purchase warrant (a "Warrant"). Each Warrant entitles the holder thereof to purchase one additional common share at a price of $0.30 for a period of one year from the date of issuance. In connection with the Offering, the Corporation paid finder’s fees in the amount of $346,405.

MINERAL PROPERTIES

Copperstone Gold Mine

The Copperstone Project is located in western Arizona within the Walker Lane mineral belt where it intersects gold provinces in southern California and western Arizona. These provinces host a total known gold endowment of over 40 million ounces of gold. Copperstone is located within a lesser-known, globally significant, high grade gold province.

The Corporation holds a 100 percent leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease is for a 10 year term starting June 12, 1995 and was renewed on June 12, 2005. The lease is renewable by the Corporation for one or more ten-year terms at the Corporation's option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a sliding scale gross royalty.

Development

During 2011, the Corporation completed the construction activities at Copperstone and began commissioning of the gold processing plant. Infrastructure at Copperstone was expanded to include offices, communications, and safety equipment such as the underground refuge chambers. Also installed were truck maintenance shops, the crushing and grinding circuits, and the gold processing plant. Electrical power for mine production needs was extended to the underground mine. Infrastructure installation was completed. Also during 2011, the Corporation received its final permitting which allowed for final project approval from the U.S Bureau of Land Management.

Construction of the Copperstone mill, mine, and tailings facility started in June 2011. Construction of the mill foundation was completed in August 2011, with structural steel and equipment being placed. The foundations for the ore bin and crusher were completed in August 2011. All of the site administrative facilities were rehabilitated and put in use. Earth work on the tailings pond commenced July 2011 and the first phase of the pond construction was completed during 2011.

During October 2011, the Corporation purchased a mining fleet for the transition to owner-mining from contractor mining. The mining fleet purchase included drills, loader, haul trucks, rock bolter, and other specialized underground mining equipment. In addition to the 700 ton per day milling facilities purchased in 2010, the Corporation purchased a jaw crusher and a cone crusher during February 2011. The crushers have a capacity of up to 100 tons per hour and will crush all of the coarse run-of-mine mill feed for the planned mining operations. Construction of the crushing circuit was completed during 2011.

On November 8, 2011, Copperstone gold mine entered the final phase of construction and commenced dry commissioning of the Copperstone gold processing plant.

Total capital expenditures incurred for the Copperstone project as of December 31, 2011 were $27.4 million. The feasibility study had a budget of approximately $17.7 million for capital expenditures, which included the reclamation bond. The capital expenditure overruns related mainly to the Copperstone mine being transitioned to an owner-operated mine from a mining contractor. This transition included the purchase of mining equipment which was not budgeted and lead to an overrun of approximately $3.7 million. Also, the underperformance by the mining contractor led to an overrun of approximately $2.9 million, for a total cost to the Corporation of approximately $6.6 million associated with the removal of the mining contractor and the transition to owner mining. In addition, the tailings pond as budgeted in the feasibility study had an anticipated cost of approximately $1.7 million and actual expenses incurred were approximately $5.1 million, resulting in an overrun of approximately $3.4 million. This overrun is primarily a consequence of permitting regulators requesting a change in the design of the tailings impoundment during construction, at which time the Corporation had little flexibility other than to comply with the changed design criteria, plus lesser construction overruns. In addition the cost of the reclamation bond was $0.5 million higher than budgeted due to a modified position from the regulators during construction.

Of the total 2011 capital expenditure overrun of approximately $9.7 million, the transition to owner mining represents approximately $6.6 million, the changes in regulatory design criteria for the tailings pond during construction represents approximately $3.4 million, and the increased reclamation bond requirement contributes approximately $0.5 million for a total overrun among these three areas of approximately $10.5 million. The other budgeted areas experienced savings over the budgeted amounts of approximately $0.8 million, which offsets the overruns by that amount.

Production during Commissioning

In the feasibility study, the design capacity at Copperstone is 450 tons per day resulting in an average of approximately 46,000 ounces for the first 3 years of production within a mine life of 6.3 years with a total estimated production of approximately 213,000 ounces of gold.

During the first nine months of 2012, Copperstone mine entered into the start-up phase in preparation to achieve commercial production. During this period, Copperstone faced a number of mine development challenges, primarily related to underground mine development being behind schedule as a consequence of the transition to owner mining from contract mining, and time delays associated with acquiring and operating a new mining fleet. Other challenges included equipment availability, and grade and ore access which are typical in an underground operational start-up environment. Start-up was accomplished during the first quarter of 2012, and the second and third quarter of 2012 has seen the mine ramping up production with the goal of achieving commercial production once a consistent production of no less than 60% of planned volume is reached. As of September 30, 2012, the mine has not achieved commercial production.

Underground mine performance continues to improve. During the nine months ended September 30, 2012 the mine has focused on development mining to gain access to future ore bearing stopes and mining ore from currently available stopes. Total material moved during this period was 87,199 tons including the 54,535 tons of gold bearing ore and 32,664 tons of waste. The average ore grade was 0.13 ounces of gold per ton, which is lower than the average grade of the ore body. Plant feed for the period totaled 61,348 tons, producing 242 tons of concentrate with an estimated gold content of 4,270 ounces. A total of 242 tons of concentrate were shipped during this period containing 4,258 ounces of gold. Gold recovery in the plant, during the three months ending September 30, 2012, was 69%, which is improving but is still targeted to achieve the 90% recovery estimated in the feasibility study. The lower plant recovery was the result of the low grade material processed during the mine development and commissioning phases of the operation. The mine has now reached the higher grade zones and expects plant recovery to improve accordingly, as the processing of lower than design grades generally results in lower recoveries.

The Corporation has since then developed an operation projection supported by a working mine plan that is based on actual mining experience to date and specific plans to reach commercial production by early 2013. A majority of the mine plan has a focus on increasing output from the underground mine and bringing the development mining up to design rates. The areas of focus include improvements to the underground mining fleet (including the planned acquisition of continuous mining equipment), the development of a mine rescue team and associated equipment which allows for a substantial increase to the number of underground miners employed, electrical and water management system expansions, improved communications underground, and other areas.

Changes to the mine maintenance were made to improve availability as preventive maintenance programs were implemented. Vendors are being pressed to provide consignment or improve parts availability in regional parts warehouses. A decision was made to replace the two CAT rental loaders with new machines. The change-out will be completed by the middle of November. The old rental units will be returned to their owner’s.

New power transformers were sourced and placed into service in October to minimize power issues. The two transformers currently being used will be rebuilt and reinstalled underground to extend the electrical grid into the mine and make more plugs available as currently every plug is being used.

Two ventilation fans arrived late September and helped the D zone ramp and D1 stope access progress. Rigid tubing was installed in the D zone decline. An air door was placed at the entrance to the D zone to stop the pressurization issues.

Significant progress was made on backfilling. Changes to mixing, cement addition, and ramming technique help improve backfill time and cure time. The pumping system for mine dewatering continues to work well, the water is being controlled and flooding is not a problem. Progress is being made on having spare pumps to improving mean time between failure requirements.

The exploration drills were put into production. Drilling in the C zone was completed and the C1 and D1 ore bodies were fully defined, engineering is currently designing a stope plan and access. The C zone is also being drilled from the first stope level to explore for more ore available to mine; the sample results for the C zone are not complete at this time but a new ore zone was discovered above D zone main access. Further drilling will be required in this area for delineation.

A road-header was purchased and delivered to site. The maintenance department is working to bring the machine fully operable and is evaluating the extensive inventory of spare parts and the transformer that arrived with the road-header. New haul trucks and a scissor lift truck have also been located and lease/purchase arrangements signed. This equipment is required to optimize the road-header footage.

Development mining has progressed to the point where the mine now has the next two months of ore production developed, with several headings in ore available for mining in all three zones.

The chart below represents production statistics in the current year:

	3 months	3 months	3 months	9 months
	ended	ended	ended	ended
	Mar 31, 2012	Jun 30, 2012	Sept 30, 2012	Sept 30, 2012
Mine Production (tons)

Ore Mined	10,353	17,116	27,066	54,535
Waste/Development Moved	11,158	13,063	8,443	32,664
Total Ore Mined and
Waste/Development Moved	21,511	30,179	35,509	87,199

Ore Stockpile – Opening	7,213	942	450	7,213
Ore Mined	10,353	17,116	27,066	54,535
Plant Feed	(16,624)	(17,608)	(27,116)	(61,348)
Ore Stockpile – Closing	942	450	400	400

Ore Mined	10,353	17,116	27,066	54,535
Ore Grade (ounces per ton)	0.27	0.12	0.08	0.13
Gold Ounces in Ore	2,803	2,068	2,141	7,012

Milling (tons)

Plant Feed	16,624	17,608	27,116	61,348
Mill Feed Grade (ounces per ton)	0.13	0.13	0.07	0.10
Gold Ounces in Feed	2,138	2,221	1,826	6,185

Gold Ounces in Feed	2,138	2,221	1,826	6,185
Gold Ounces Recovered	1,080	1,888	1,290	4,258
Mill Gold Recovery	48%	85%	71%	69%

During the nine months ended September 30, 2012, the Corporation incurred $12,614,862 million relating to capitalized production costs at Copperstone.

Exploration Properties

The Corporation has title to several exploration properties through staking unpatented mining claims; however, as the Corporation’s main focus remains Copperstone, exploration has not begun on these properties.

SELECTED INFORMATION

The Corporation’s consolidated financial statements and the financial data set out below have been prepared in accordance with IFRS. The selected consolidated financial information should be read in conjunction with the Corporation’s condensed consolidated financial statements for the three and nine months ended September 30, 2012.

	Three months ended		Nine months ended
	Sept 30, 2012	Sept 30, 2011	Sept 30, 2012	Sept 30, 2011
	$	$	$	$
Net loss	1,077,538	1,681,096	2,123,564	4,354,018
Net loss per share	0.01	0.01	0.01	0.02
Total cash and cash equivalents	2,311,420	11,894,005	2,311,420	11,894,005
Working capital[1]	(6,411,006)	7,701,249	(6,411,006)	7,701,249
Total liabilities	12,603,355	5,918,826	12,603,355	5,918,826
Total assets	72,294,042	64,498,703	72,294,042	64,498,703
Shareholders’ equity	59,690,687	58,579,877	59,690,687	58,579,877

Note 1 -

The current period working capital deficiency includes the $2.4 million current derivative gold loan liability relating to the secured gold prepayment facility with RIF which will be repaid in ounces of gold weekly until the final payment on December 10, 2012 and the $5.3 million current derivative gold loan liability relating to the Secondary Facility which will be repaid in ounces of gold monthly in eight equal payments starting March 14, 2013.

SUMMARY OF QUARTERLY RESULTS

Selected consolidated financial information for each of the most recently completed quarters of fiscal 2012, 2011 and 2010 are as follows.

(In thousands of dollars	2012			2011				2010
except amounts per
share)	Sept	Jun	Mar	Dec	Sep	Jun	Mar	Dec
	$	$	$	$	$	$	$	$

Cash and cash equivalents	2,311	1,883	1,623	1,823	11,894	8,903	15,348	3,105
Working capital[2]	(6,411)	(3,674)	(4,836)	(1,266)	7,701	12,068	20,796	7,979
Total assets	72,294	70,620	66,909	63,696	64,499	49,006	53,868	36,464
Shareholder’s equity	59,691	56,984	56,248	57,304	58,580	46,778	52,637	35,384
Net loss[1]	1,078	528	518	591	2,300	560	2,287	507
Net loss per share	0.01	0.00	0.00	0.01	0.01	0.00	0.01	0.00

Note 1 –	Net loss for September 30, 2011 was adjusted for $619,124 relating to a foreign exchange gain that should have been recorded in other comprehensive income.

Note 2 -

The current period working capital deficiency includes the $2.4 million current derivative gold loan liability relating to the secured gold prepayment facility with RIF which will be repaid in ounces of gold weekly until the final payment on December 10, 2012 and the $5.3 million current derivative gold loan liability relating to the Secondary Facility which will be repaid in ounces of gold monthly in eight equal payments starting March 14, 2013.

RESULTS OF OPERATIONS

Three months ended September 30, 2012

The Corporation recorded a net loss of $1,077,538 or $0.01 per share for the three months ended September 30, 2012, as compared to $1,681,096 or $0.01 per share during the same period in the previous year. The decrease in the loss is attributable to the following major items.

No stock options were granted for the three months ended September 30, 2012, compared to $1,584,670 in stock based compensation being recorded for the three months ended September 30, 2011.

Investor relations increased to $75,959 for the three months ended September 30, 2012 compared to $59,316 and legal and accounting increased to $74,406 for the three months ended September 30, 2012 compared to $34,759 for the three months ended September 30, 2011. The difference is due to the timing of when the expenses were incurred.

For the three months ended September 30, 2011, the interest income related to income earned on GIC’s. No GIC’s were held in the current period.

Exploration expenses for the three months ended September 30, 2012 was $116,134 compared to $76,906 for the three months ended September 30, 2011 which primarily related to all costs associated with maintaining the Corporation’s exploration offices in Reno, Nevada.

For the three months ended September 30, 2012, the Corporation recorded a loss on marketable securities of $156,687 relating to the fair valuation of SnipGold warrants and the sale of SnipGold shares.

The three months ended September 30, 2011 included a $72,662 write down related to the Corporation’s exploration property. No write downs were incurred in the current period.

The gold prepayment facilities resulted in a loss of $61,103 being recognized on the derivatives. Further disclosure is presented in Note 8 to the condensed consolidated interim financial statements for the three and nine months ended September 30, 2012.

For the three months ended September 30, 2012, the Corporation incurred $136,249 related to financing fees for the RIF and Secondary Facilities. No financing costs were incurred for the three months ended September 30, 2011.

Interest of $138,897 on the original US$4,501,000 Secondary Facility was paid during the three months ended September 30, 2012.

In the three months ended September 30, 2011, $619,124 relating to translation foreign exchange gain was recorded in the statement of operations instead of other comprehensive income.

Nine months ended September 30, 2012

The Corporation recorded a net loss of $2,123,564 or $0.01 per share for the nine months ended September 30, 2012, as compared to $4,354,018 or $0.02 per share during the same period in the previous year. The decrease in the loss is attributable to the following major items.

Office and administration costs increased to $96,014 for the nine months ended September 30, 2012 compared to $59,452 for the nine months ended September 30, 2011 which was primarily related to an increase in rental expense.

The interest expense relates to a write off of an over accrual in the previous period. For the nine months ended September 30, 2011, the interest income related to income earned on GIC’s, which the Corporation did not hold in the current period.

Exploration expenses for the nine months ended September 30, 2012 was $281,337 compared to $202,362 for the nine months ended September 30, 2011 which primarily related to all costs associated with maintaining the Corporation’s exploration offices in Reno, Nevada.

Management fees, consulting and salaries decreased by $80,181. The decrease related to a bonus paid during the nine months ended September 30, 2011 and no bonuses were paid during the current period.

The nine months ended September 30, 2011 included $3,113,349 for stock-based compensation. No stock options were granted for the nine months ended September 30, 2012.

Financing costs during the nine months ended September 30, 2012 totaled $841,139 which related to the gold prepayment facility entered into with RIF of which $357,583 related to cash financing costs and $344,080 related to the non-cash financing costs. In addition, $139,476 related to cash financing costs for the Secondary Facility. No financing costs were incurred for the nine months ended September 30, 2011.

The gold prepayment facilities resulted in a gain of $279,295 being recognized on the derivatives. Further disclosure is presented in Note 8 to the condensed consolidated interim financial statements for the three and nine months ended September 30, 2012.

The gain on mineral property disposal was due to the sale of the Corporation’s interest in the Iskut Joint Venture where the Corporation received 2,375,000 shares and 1,187,500 warrants of Skyline Gold Corporation. One warrant can be converted into a common share of Skyline at a price of $0.50 per share. On May 24, 2012, Skyline Gold Corporation changed its name to SnipGold Corporation and consolidated its common shares on the basis of 10 pre-consolidation shares for every one post-consolidation share resulting in the Corporation holding 237,500 common shares and 118,750 warrants of SnipGold Corp. The property cost had been written off to zero in prior periods which resulted in a gain of $439,883 being recognized due to the fair market value of the shares and warrants received. The shares were recorded at their original cost of $332,500. During the nine months ended September 30, 2012, all of the common shares were sold for net proceeds of $122,978 which resulted in a loss on sale of $209,522. The warrants were valued using the Black-Scholes valuation model with a cost of $107,383 and a fair market value of $28,911 at September 30, 2012. The change in fair value totaled $78,472 and was recorded in the statement of operations.

In the nine months ended September 30, 2011, $446,851 relating to translation foreign exchange gain was recorded in the statement of operations instead of other comprehensive income.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2012, the Corporation had cash and cash equivalents of $2,311,420 and a working capital deficiency of $6,411,006 compared with a working capital deficiency of $1,265,503 as at December 31, 2011. The increase in deficit was higher than planned due to start up issues relating to the Copperstone mine that resulted in delays in production and sales. The delays in production created uncertainties with future cash flow and the ability of the Corporation to meet current obligations and fund operations and developments activities in the short term. To meet funding shortfalls, the Corporation undertook successful financing as evidenced by the closing of the two gold prepayment facilities and the $5 million private placement. The current period working capital deficiency includes the $7.7 million current derivative gold loan liability relating to the gold prepayment facility with RIF which will be repaid in ounces of gold weekly until the final payment on December 10, 2012 and the Secondary Facility which will be repaid by October 14, 2013. With the Corporation currently transitioning from commissioning stage to commercial production, it may require additional financing to carry out its near-term operating plans and achieve the required profitability which casts significant doubt about the Corporation’s ability to continue as a going concern.

The Corporation now has evidence of its ability to produce saleable gold concentrates with commission sales of $1,274,309 and $4,915,013 during the three and nine months ended September 30, 2012, respectively and has receivables of relating to sales of $1,079,456. As production increases the Corporation’s working deficiency will decrease due to future sales.

Cash flows used for operating activities totalled $878,675 and $3,640,624 for the three and nine months ended September 30, 2012, respectively (cash flows from operating activities totalled $3,391,887 and $2,432,593 for the three and nine months ended September 30, 2011, respectively). Use of funding for exploration expenditures at Copperstone and other properties and towards the processing plant and development of the Copperstone mine including the cost of production during the commissioning phase totalled $4,884,515 and $15,520,009 for the three and nine months ended September 30, 2012, respectively ($11,286,399 and $19,000,521 for the three and nine months ended September 30, 2011, respectively).

Financing

The combined financings in the year ending December 31, 2011 raised approximately $23.3 million, net of cash share issue costs, and was planned to be used in connection with the completion of the Copperstone project. As of September 30, 2012, the Corporation has spent approximately all the net proceeds on the processing plant, underground development, tailings, reclamation bond, and the mine operation start up.

On February 14, 2012, the Corporation completed a secured gold prepayment facility with RIF whereby the Corporation will sell 3,936 ounces of gold for delivery during 2012, for gross proceeds of US$6,000,000. The gold may be delivered to RIF on an earlier schedule with no penalty.

On June 14, 2012, the Corporation entered into a second priority secured gold prepayment facility with two lenders whereby the Corporation has agreed to deliver 3,215 ounces of gold for delivery on June 1, 2015, for gross proceeds of US$4,501,000. The facility was amended on September 14, 2012 to include a third party, who advanced an additional US$1,500,000 million and the terms were amended, whereby the Corporation has agreed to deliver 5,001 ounces of gold for delivery beginning March 14, 2014 in eight equal monthly payments completing on October 14, 2013.

On September 14, 2012, the Corporation completed a non-brokered private placement whereby it issued 25,000,000 units (the "Units") at a price of $0.20 per Unit for gross proceeds of $5,000,000. Each Unit is comprised of one common share and one common share purchase warrant (a "Warrant"). Each Warrant entitles the holder thereof to purchase one additional common share at a price of $0.30 for a period of one year from the date of issuance.

Further information on these facilities can be found under Corporate Activity. The proceeds from these facilities have been used for funding working capital, and the Corporation will invest in the further optimization of the Copperstone gold mine as it ramps up to full production, with a target throughput of 450 tons per day.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

The Corporation’s related parties consist of companies which have certain directors in common as follows:

Related Party	Nature of Transactions
Nevada Copper Corp.	General administration and management fees
Mesa Exploration Corp.	General and administration

The Corporation recovered under cost-sharing arrangements the following expenditures from companies which have certain directors in common.

	Three months ended		Nine months ended
	Sept 30, 2012	Sept 30, 2011	Sept 30, 2012	Sept 30, 2011
	$	$	$	$
Management and consulting fees	54,138	60,875	159,888	27,375
General and administration (recovery) / expenses	(27,352)	-	(16,702)	15,125
	26,786	60,875	143,186	42,500

As of September 30, 2012, a receivable balance of $12,206 (December 31, 2011 $17,763) remained outstanding from its related parties.

COMMITMENTS

The following table sets forth the Corporation’s known contractual obligations as at September 30, 2012:

	Payments due by period
		Less than			More than
	Total	1 year	2-3 years	4-5 years	5 years
Contractual Obligations	$	$	$	$	$
Mineral Property Interests – Claim Fees	690,000	115,000	230,000	230,000	115,000
Office Lease	110,000	53,000	57,000	-	-
Total	800,000	168,000	287,000	230,000	115,000

The Corporation also holds a 100 percent leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease is for a 10 year term starting June 12, 1995 and was renewed on June 12, 2005. The lease is renewable by the Corporation for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1 percent production gross royalty so long as the price of gold in US dollars is less than US$350 per ounce (royalty increases to 6 percent as price of gold increases to over US$551 per ounce), with a minimum advance royalty per year of US$30,000.

The Corporation entered into a mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D-Zone to establish underground infrastructure for subsequent exploration and development programs. The Corporation is required to pay to the Mining Contractor US$50,000 from initial proceeds from mineral extracted from the D-Zone of the Copperstone property and a Net Smelter royalty of 3% from the first 50,000 tonnes of mineralized material extracted from the D-Zone. As of September 30, 2012, the US$113,268 (CDN$114,209) has been paid.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer (the “CEO”), and the Chief Financial Officer (the “CFO”) of the Corporation are responsible for establishing and maintaining the Corporation’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Corporation. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Corporation so that they may evaluate and discuss this information and determine the appropriateness and timing for public release.

The CEO and the CFO are also responsible for the design of internal controls over financial reporting (“ICFR”). The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected. The relatively small size of the Corporation makes the identification and authorization process relatively efficient and a process for reviewing ICFR has been developed. To the extent possible given the Corporation’s small size, the internal control procedures provide for separation of duties for receiving, approving, coding and handling of invoices, entering transactions into the accounts, writing checks and wire requests and also require two signers on all payments.

The CEO and CFO evaluated the effectiveness of the Corporation’s DCP and ICFR as required by National Instrument 52-109 issued by the Canadian Securities Administrators. They concluded that as of September 30, 2012, the Corporation’s design and implementation of its DCP and ICFR were effective in providing reasonable assurance that material information regarding this report, and the unaudited condensed interim consolidated financial statements and other disclosures was made known to them on a timely basis and reported as required and that the financial statements present fairly, in all material aspects, the financial condition, results of operations and cash flows of the Corporation as of the period ending September 30, 2012. As discussed in the Corporation’s Management’s Discussion and Analysis for the year ended December 31, 2011, management concluded that, as of such date, the Corporation’s ICFR were ineffective. The Corporation has since taken steps to remediate the weaknesses in the design of its ICFR, including the hiring of additional finance staff with financial reporting experience to address and review more complex accounting matters. Other than as described in the foregoing, there has been no change in the Corporation’s ICFR during the period ended September 30, 2012 that has materially affected, or is reasonably likely to materially affect, the Corporation’s ICFR. The CEO and CFO concluded that no material weaknesses existed in the design of the ICFR as of September 30, 2012.

The Corporation continually reviews and enhances its system of controls and procedures. However, because of the inherent limitation in all control system, management acknowledges that ICFR and DCP will not prevent or detect all misstatements due to error or fraud. Further, the effectiveness of ICFR and DCP is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

Critical accounting policies

A summary of significant accounting policies is presented in Note 2 to the annual consolidated financial statements for the year ended December 31, 2011. Preparing financial statements in accordance with IFRS requires management to make certain judgments and estimates. Changes to these judgments and estimates could have a material effect of the Corporation’s condensed consolidated interim financial statements and financial position at September 30, 2012.

Critical accounting estimates

The preparation of financial statements in conformity with IFRS requires the Corporation to select from possible alternative accounting principles and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period. Critical accounting estimates used in the preparation of the financial statements include estimates used in the Corporation’s evaluation of recoverability of the carrying value of these mineral properties. The business of mineral exploration and extraction involves a high degree of risk since very few properties that are explored and developed ultimately achieve commercial production. At present, none of the Corporation’s properties have a known body of commercial ore reserve except the Copperstone property which was determined by a feasibility study which was filed in accordance with National Instrument 43-101 in February 2010 (updated January 2011).

The Corporation’s impairment determination and resulting estimated net recoverable value on its mineral projects represents management's best estimate of the value that will be recovered based on a net present value approach. Key assumptions in the estimate include future gold prices, recoverable ounces of gold and the discount rate applied, as well as operating costs and the availability of any further required financing. Actual outcomes could differ materially from this estimate.

The Corporation is in an industry that is exposed to a number of risks and uncertainties, including exploration, development, commodity, operating, ownership, political, funding, currency and environmental risk. While factoring these risks the Corporation has relied on very preliminary resource estimates on its properties, however, these estimates include assumptions that are potentially subject to significant changes that are not yet determinable. Accordingly, there is always the potential for a material change to the presentation in the financial statements relating to the carrying value of the Corporation’s mineral properties.

Other significant areas requiring the use of management estimates and assumptions relate to the valuation of amounts receivable, reclamation, deferred income tax assets and liabilities, valuation of derivatives and assumptions used in valuing options and warrants in stock-based compensation calculations. Actual results could differ from those estimates. Further detail on these risks is discussed in Note 2 of the annual consolidated financial statements for December 31, 2011.

RISK FACTORS

The primary risk factors affecting the Corporation are set forth below. For additional discussion of risk factors, please refer to the Corporation’s annual 20-F which is available on www.sedar.com

General

The Corporation is a precious metals mining and exploration company and is exposed to a number of risks and uncertainties associated with the mineral exploration, development and mining business. Precious metals exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Corporation may be affected by numerous factors which are beyond the control of the Corporation and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of mining facilities, mineral markets, processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, any of which could result in the Corporation not receiving an adequate return on invested capital.

Commodity Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for the sale of same. Factors beyond the control of the Corporation may affect the marketability of any mineral occurrences discovered. The price of gold has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the control of the Corporation, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the United States dollar relative to the Canadian dollar and other currencies), interest rates and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods.

Uncertainty of Mineral Reserves and Mineral Resources

Mineral reserves and resources estimates for the Corporation’s properties are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters, which may or may not prove to be correct. No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered may differ from the estimated grades of the mineral reserves and mineral resources. Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Corporation’s reserves. Should such reductions occur, the Corporation could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period. Mineral reserves are not revised in response to short-term cyclical price variations in metal markets. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Environmental Regulation

All phases of the Corporation’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations, or its ability to develop its properties economically. Compliance with environmental and other regulations may reduce profitability, or preclude economic development of a property entirely.

Additional Funding Requirements

Copperstone Mine Funding Risk

While the Corporation has been successful in the past, there is no assurance that funding will be available under the terms that are satisfactory to management. The Corporation’s activities have to date resulted in negative cash flow and significant losses. Funds available for operations may vary significantly from management’s estimates due to changes that are outside the control of management. There is no assurance that future financial market conditions will result in sufficient funds being available to the Corporation to continue in the normal course of business, including its planned operations to transition from the commission stage to the commercial production stage in respect of the Copperstone mine. Should the Corporation require additional financing to carry out its near-term operating plans for the Copperstone mine, a failure for the Corporation to obtain such financing will affect the Corporation’s ability to continue as a going concern.

General Funding Risk

The business of mineral exploration and extraction involves a high degree of risk with very few properties that are explored ultimately achieving commercial production. Other than Copperstone, at present, none of the Corporation’s properties have a known body of commercial ore. As a mining company in the exploration stage, the future ability of the Corporation to conduct exploration and development will be affected principally by its ability to raise adequate amounts of capital through equity financings, debt financings, joint venturing of projects and other means. In turn, the Corporation’s ability to raise such funding depends in part upon the market’s perception of its management and properties, but to a great degree upon the price of gold and the marketability of securities of speculative exploration and development mining companies.

The development of any ore deposits that may be found on the Corporation’s exploration properties depends upon the Corporation’s ability to obtain financing through any or all of equity financing, debt financing, the joint venturing of projects, or other means. There is no assurance that the Corporation will be successful in obtaining the required financing.

The reader should also refer to the discussion of risks contained in the Corporation’s Form 20-F which is available on SEDAR at www.sedar.com.

NEW ACCOUNTING PRONOUNCEMENTS

The following is a summary of the new accounting pronouncements:

Effective for annual periods beginning on or after January 1, 2013:

IFRS 10 - Consolidated Financial Statements
IFRS 12 - Disclosure of Interests in Other Entities
IFRS 13 - Fair Value Measurement
IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine

In December 2011, the IASB amended IFRS 9, Financial Instruments, which is effective for periods beginning on or after January 1, 2015. In May 2012, the IASB amended IAS 1, Presentation of Financial Statements, which is effective for annual periods beginning on or after January 1, 2013.

These new and revised accounting standards have not yet been adopted by American Bonanza, and the Corporation has not yet completed the process of assessing the impact that they will have on its financial statements, or whether to early adopt any of the new requirements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Corporation’s financial instruments consist of cash and cash equivalents, marketable securities, amounts receivable, reclamation bonds, accounts payable and derivative liabilities. It is management’s opinion that the Corporation is not exposed to significant interest, currency or credit risks arising from the Corporation’s cash and cash equivalents, amounts receivable, and accounts payable.

The Corporation is exposed to currency risk on reclamation bond, derivative liability and the acquisition and exploration expenditures on its properties since the expenditures have to be settled either in local currency or U.S. dollars. The Corporation’s expenditures are negatively impacted by increases in value of either the U.S. dollar or local currencies versus the Canadian dollar.

The Corporations capital risk management is included in Note 11 to the condensed consolidated interim financial statements for the three and nine months ended September 30, 2012.

USE OF FINANCIAL AND OTHER INSTRUMENTS

The Corporation has not entered into any specialized financial agreements to minimize its investment, currency or commodity risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Corporation’s financial condition and results of operations is currently its cash and cash equivalents.

SHARE DATA

The Corporation is authorized to issue and unlimited number of common shares without par value. As at November 13, 2012, the Corporation had 230,737,919 common shares issued and outstanding.

The Corporation has the following stock options that are outstanding and exercisable as at November 13, 2012:

	Outstanding and Exercisable
		Weighted average
Exercise price	Amount outstanding	remaining life (years)
$0.06 - $0.09	3,383,556	1.23
$0.37 - $0.39	6,005,488	3.31
$0.53	4,830,000	3.80
	14,219,044	2.98

The Corporation also has the following warrants that are outstanding as at November 13, 2012:

	Outstanding and Exercisable
		Weighted average
Exercise price	Amount outstanding	remaining life (years)
$0.23	25,000,000	0.83
$0.30	6,001,000	1.83
$0.61	793,500	0.37
	31,794,500	1.01

SUBSEQUENT EVENTS

On October 31, 2012, the Corporation sold 100% of its interest in the Belmont and Oatman projects to a company which has certain directors in common, Mesa Exploration Corp., for total net proceeds of USD$75,000. The Corporation had previously written these properties down to zero.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the following Management’s Discussion and Analysis (“MD&A”) constitutes forward-looking information within the meaning provided by Canadian securities laws. All statements other than statements of historical facts are forward looking information. The following information provided in this MD&A includes statements regarding: the ability of the Corporation to repay the gold prepayment facilities entered into with RIF and other lenders and to service such facilities in accordance with their terms, the expected increase in head grades, that concentrate grades will improve with optimization of the processing plant and increased tonnages, that the Corporation will be able to continue increasing throughput to the processing plant up to design levels, the tons mined will continue increasing to design levels, that the Corporation’s working mine plan will achieve operation projection, that the Corporation will achieve commercial production at the Copperstone Mine by 2013, the likelihood of profitable commercial mining, possible future financings, rates and performance of mine and mill production, ground conditions for underground mining, estimated metal production and the timing thereof; capital cost estimates; the commencement of commercial production at Copperstone; and sufficiency of capital set out under the heading “Outlook”. Although the Corporation believes the expectations expressed in such forward-looking information are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Forward looking information in this MD&A is based on various assumptions including, but not limited to, the expectations and beliefs of management, the assumed long term price of gold, the assumptions in the financial analysis prepared in connection with the feasibility report on the Copperstone Mine, that the Corporation will be able to access additional financing as may be required, the Corporation will be able to access appropriate equipment and sufficient labour, that the Corporation will be able to improve its underground mining fleet, including the planned acquisition of continuous mining equipment, the development of a mine rescue team and associated equipment, that the Corporation’s anticipated costs to achieve commercial production do not exceed what is currently budgeted, that the Corporation will not be in default or breach in servicing the gold prepayment facilities, that the Corporation’s capital and operating costs will not increase significantly, rock quality, gold recoveries, mine and mill equipment performance, civil stability, the maintenance of the current regulatory environment, the continuation of current labor markets, the experience of miners and plant staff, and that mineral resource and reserve estimates are accurate and correct. These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on forward-looking information or the assumptions on which the Corporation’s forward looking information is based. Factors that could cause actual results to differ materially from those in forward-looking statements include the risk factors set out herein and in the Corporations history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; future metals price fluctuations, speculative nature of exploration activities; unsuccessful exploration results, periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of exploration, gold recovery in the processing plant and mining equipment to perform as expected; labor disputes; supply problems; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; that grades of material mined do not meet expected grades; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of the common shares of the Corporation; insurance; competition; hedging activities; currency fluctuations; loss of key employees or management personnel; general economic conditions; as well as those factors discussed in the section entitled "Risk Factors" in the Corporation’s Form 20-F and other public disclosure filings. Mining is an inherently risky business. Investors should carefully review and consider the risk factors identified in this MD&A and in the Corporation’s Annual Report on Form 20-F for the year ended December 31, 2011. Accordingly the actual events may differ materially from those projected in the forward-looking statements. Readers are cautioned not to plac e undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are also advised to consider such forward-looking statements while considering the risks set forth below. The Corporation does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws.